UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-14119

BWC FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

1400 CIVIC DRIVE, WALNUT CREEK, CA 94596

(925) 932-5353

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Ý	Rule 12h-3(b)(1)(i) Ý
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: 0

*This form is filed by First Republic Bank in connection with the merger of BWC Financial Corp. with and into First Republic Bank with First Republic Bank as the surviving entity in the merger to indicate that BWC Financial Corp. no longer will be required to file reports under the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities and Exchange Act of 1934, First Republic Bank, as successor by merger to BWC Financial Corp., has caused this certification/notice to be signed and filed on its behalf by the undersigned duly authorized person.

NEWYORK 5780362 (2K)

FIRST REPUBLIC BANK
(as successor by merger to BWC Financial Corp.)

Date: October 16, 2006	By: /s/ Willis H. Newton, Jr._____
Name: Willis H. Newton. Jr.
	Title:	Executive Vice President and
Chief Financial Officer

NEWYORK 5780362 (2K)	-2-